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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Microwave Filter Company, Inc.

(Exact name of registrant as specified in its charter)

New York	0-10976	16-0928443
(State of Incorporation)	(Commission file number)	(I.R.S. Employer Identification Number)

6743 Kinne Street, East Syracuse, N.Y.		13057
(Address of Principal Executive Offices)		(Zip Code)

Carl Fahrenkrug Jr., telephone: (315) 438-4700,

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2016 to December 31, 2016.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report, Exhibit

Microwave Filter Company, Inc. has evaluated its current product lines and determined that certain product manufactured or contracted to be manufactured contain tin, tungsten, tantalum and/or gold (3TG). The survey of our suppliers determined that our supply chain is Conflict Free Undeterminable and as a result we have filed a Conflict Minerals Report.

Item 1.02 Exhibits

A copy of The Company's Conflict Minerals Report is provided as Exhibit 1.02 hereto and is publicly available at: www.microwavefilter.com under "Information Request".

Section 2 - Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.02 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Microwave Filter Company, Inc

By:	/s/ Carl Fahrenkrug Jr. Date: June 16, 2017

Name:	Carl Fahrenkrug Jr.
Title:	Executive Vice President

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